Uroplasty, Inc.
5420 Feltl Road, Minnetonka, MN 55343 USA
Main: 952 426 6140 (tel), 952 426 6199 (fax)
Toll free: 866 258 2182 (tel), 866 255 4522
e-mail: info.usa@uroplasty.com

www.uroplasty.com
February 22, 2011
VIA EDGAR and FACSIMILE
Securities and Exchange Commission
Attn: Kevin L. Vaughn
Accounting Branch Chief
Washington, DC 20549
Re:	Uroplasty, Inc. Form 10-K for the Fiscal Year Ended March 31, 2010 Filed May 28, 2010 File No. 001-32632
Dear Mr. Vaughn:
          This letter is in response to your letter dated February 14, 2011, on the above referenced filing of Uroplasty, Inc. (the “Company”). Please know that the Company has filed electronically prior to the submission of this letter, Amendment No. 2 to its Form 10-K for the fiscal year ended March 31, 2010.
          We have set forth below the Company’s responses to each of your comments, and for your convenience have reproduced in bold the text of your individual comments immediately preceding our responses:
Form 10-K for fiscal year ended March 31, 2010
Note 7. Business Segment Information, page F-21
1.	If revenues from external customers attributed to an individual foreign country within “All other foreign countries” are material, please revise future filings to separately disclose those revenues. Refer to ASC 280-10-50-41(a). This comment also applies to Note 16 in your Form 10-Q for the quarterly period ending December 31, 2010.

Please be advised that the revenues from external customers attributed to any individual foreign country within “All other foreign countries,” as disclosed in Note 7 to the Company’s Annual report on Form 10-K for the year ended March 31, 2010, and in Note 16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, were not material and did not exceed 10% of the consolidated revenues. This is to confirm that, to the extent revenues from external customers attributed to an individual foreign country within “All other foreign countries” are material in future periods, revenues with respect to such individual foreign country will be separately disclosed in future filings.

Securities and Exchange Commission
February 18, 2011

Annual Report on Form 10-K, as amended on June 18, 2010
2.	Each exhibit filed with your amended Form 10-K on June 18, 2010 appears to refer to an incorrect annual report on Form 10-K. Therefore, please file an amendment to that filing, including all required disclosure and exhibits, such as the disclosure in Part III and the exhibits required by Regulation S-K Item 601(b)(31) and (32).

In response to your comment, Amendment No. 2 to the Form 10-K for the year ended March 31, 2010, which includes exhibits 31.1, 31.2, 32.1 and 32.2 that have been corrected for the error in the date reference to the Form 10-K, is being filed concurrently with this response.
          In accordance with your request and our understanding, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions or further comments on the above responses, please do not hesitate to call me at (952) 426-6152.

Sincerely,

Mahedi A. Jiwani
Chief Financial Officer

MAJ